International Bank for Reconstruction and Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

September 30, 2007

(Unaudited)

C O N T E N T S
September 30, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS

This document should be read in conjunction with the International Bank for Reconstruction and Development’s (IBRD) financial statements and management’s discussion and analysis issued for the fiscal year ended June 30, 2007 (FY 2007). IBRD undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP); referred to in this document as the “reported basis”.

As allowed under Statement of Financial Accounting Standards No.133, Accounting for Derivative Instruments and Hedging Activities, IBRD has marked all derivative instruments, as defined by this standard, to fair value, with changes in fair value being recognized immediately in earnings. This standard allows hedge accounting for qualifying hedging relationships, if certain criteria are met. While IBRD believes that its hedging strategies achieve its objectives, the application of these criteria to IBRD’s derivative portfolio would not consistently reflect its hedging strategies. Therefore, IBRD has elected not to define any qualifying hedging relationships and, as a result, all changes in the fair value of the derivative instruments are recognized immediately in earnings. In addition, as allowed under Statement of Financial Accounting Standards No.155, Accounting for Certain Hybrid Financial Instruments which amends certain provisions of Statement of Financial Accounting Standards No.133, IBRD also recognizes at fair value, debt instruments which contain embedded derivatives that would otherwise be bifurcated and valued separately.

In this document, the above Statements of Financial Accounting Standards No. 133 and 155 are together referred to as “FAS 133 as amended.”

MANAGEMENT REPORTING

For management reporting purposes, IBRD prepares financial statements which mark to current value derivatives as well as underlying assets and liabilities, as described in the Current Value Basis section of this document.

IBRD believes that a current value presentation reflects the economic value of its financial instruments. The current value model is based on the present value of expected future cash flows. The model incorporates available market data in determining the cash flows and discount rates for each financial instrument. The current value financial statements are non U.S. GAAP measures and do not purport to present the net realizable, liquidation, or market value of IBRD as a whole.

FINANCIAL OVERVIEW

Table 1 presents selected financial data on a reported basis, before and after the effects of “net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended.”

On a current value basis, the net income for the three months ended September 30, 2007 was $729 million, an increase of $1,058 million from the net loss of $329 million in the same period in the previous fiscal year. The increase was primarily due to no new Board of Governors-approved transfers occurring in the three months ended September 30, 2007 and a higher current value adjustment. This was partially offset by an increase in provision for losses on loans and guarantees, compared to a release in provision during the comparative period in the previous fiscal year. For a detailed discussion on the key components contributing to the higher income, refer to the Current Value Basis section.

Box 1: Hedging Strategy and Use of Derivatives

IBRD is a financial intermediary, borrowing funds in international capital markets for on-lending to member countries. As a matter of policy, IBRD mitigates interest rate and foreign exchange risks in its financing operations by entering into derivative transactions to reduce any mismatches between the interest rate position/currency composition of its liabilities and the assets funded by these liabilities. This approach insulates IBRD’s balance sheet from material interest rate or currency exposure. A number of risk management techniques that IBRD utilizes would not qualify for hedge accounting treatment under FAS 133 as amended. Accordingly, IBRD has elected not to define any qualifying hedging relationships, though IBRD’s policies and hedging strategy achieve its risk minimization objectives.

IBRD’s application of FAS 133 as amended, accounts for all derivatives and certain debt instruments, at fair value, with changes in the fair value being recognized in earnings. IBRD’s portfolio of derivatives that convert long-dated fixed-rate borrowings into floating rate obligations are financially equivalent to non-U.S. dollar fixed-rate assets. In general, the reported values of these derivatives will decline when market interest rates increase and vice versa. Although these derivatives economically offset other financial positions on plain vanilla bonds and loans, those positions are generally not accounted for at fair value. Consequently, the reported values of plain vanilla bonds and loans are not affected by interest rate movements. Thus an asymmetry results in the reported financial statements when the value of economically offsetting transactions is reported on different bases.

Taking the above factors into account, IBRD believes that reported income does not capture the true economic income for IBRD. Accordingly, for management reporting purposes, IBRD instead uses current value financial statements, as shown in Tables 2 and 3, which marks both the derivatives and the underlying liabilities and assets to current value. Furthermore, IBRD bases its annual allocation and distribution decisions on reported income less the associated adjustments for derivatives as defined by FAS133 as amended and Board of Governors-Approved transfers. IBRD does not utilize reported income for any management purposes.

As part of its risk management strategy, IBRD closely aligns the duration (interest rate sensitivity) and the currency composition of its equity to that of its loan portfolio in order to minimize the impact of any interest rate and currency exchange rate movements on its risk bearing capacity. This ensures that IBRD’s risk bearing capacity, as measured by its equity-to-loans ratio, is protected from movements in interest rates and exchange rates though the U.S. dollar value of equity may change with market changes.

The equity-to-loans ratio on a current value basis increased to 35.63% at September 30, 2007, from 32.58% at September 30, 2006 due to the combination of a reduction in IBRD’s loan portfolio and an increase in equity. The reduction in loans was a result of the negative net disbursements during FY 2007. The allocation to the General Reserve of $911 million from the net income for the fiscal year ended June 30, 2007 increased equity used in the equity-to-loans ratio. IBRD uses the equity-to-loans ratio as one of the summary statistics to manage the risk-bearing capacity of the institution (see the Equity-to-Loans section for more details)

On September 27, 2007, the Executive Directors approved the following allocations from the net income for the fiscal year ended June 30, 2007: $911 million to the General Reserve and $51 million to the Pension Reserve. In addition, the Executive Directors recommended to IBRD’s Board of Governors the transfer of: $600 million from unallocated net income to the International Development Association and the retention of $97 million in Surplus. The above recommendations were approved by the Board of Governors of IBRD on October 22, 2007.

On September 27, 2007, the Executive Directors also approved a simplification and a reduction in IBRD’s loan and guarantee pricing. Details on these changes are provided in the section on Contractual Terms of Loans.

Table 1:  Selected Financial Data

In millions of U.S. dollars, except ratio and return data in percentages

	Three Months Ended		Full Year
	September 30, 2007	September 30, 2006	June 30, 2007
Lending Summary
Commitments to member countries(a)	1,501	1,548	12,829
Gross Disbursements(b)	2,808	2,679	11,055
Net Disbursements(b)	(283)	(604)	(6,193)
Reported Basis
Operating Income	371	387	1,659
Board of Governors-Approved Transfers		(870)	(957)
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	830	712	(842)
Net Income (Loss)	1,201	229	(140)
Net Return on Average Earning Assets(c)	1.20	1.21	1.34
after the effects of Board of Governors-Approved Transfers and of FAS 133 as amended	3.89	0.71	(0.11)
Return on Equity(c)	3.98	4.33	4.64
after the effects of Board of Governors-Approved Transfers and of FAS 133 as amended	12.41	2.46	(0.37)
Equity-to-Loans Ratio(c)	36.20	33.17	35.05
Current Value Basis
Net Income	729	(329)	900
of which current value adjustment	313	167	222
Net Return on Average Earning Assets	2.34	(1.02)	0.72
Return on Equity	7.86	(3.70)	2.53
Equity-to-Loans Ratio	35.63	32.58	34.47

(a).       Commitments include guarantee commitments and guarantee facilities.

(b).       Amounts include transactions with International Finance Corporation and capitalized loan origination fees.

(c).        Ratios are presented before applying the effects of Board of Governors-Approved Transfers and of FAS 133 as amended.

CURRENT VALUE BASIS

The Condensed Current Value Balance Sheets in Table 2 present IBRD’s estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. The current year’s Condensed Current Value Balance Sheet is presented with reconciliation to the reported basis.

IBRD’s Condensed Current Value Statements of Income, with reconciliation to the reported basis for the three months ended September 30, 2007, are presented in Table 3.

A summary of the effects on net income of the current value adjustments in the balance sheet is presented in Table 4.

CONDENSED CURRENT VALUE BALANCE SHEETS

Loan Portfolio

All of IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD. In addition, IBRD may also make loans to the International Finance Corporation, an affiliated organization, without any guarantee. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD.

The current value of loans, including associated financial derivatives, is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the rate at which IBRD would originate a similar loan at the reporting date. The cash flows of these instruments are based on management’s best estimates taking into account market exchange rates and interest rates.

Through the provision for loan losses, the current value also includes IBRD’s assessment of the appropriate credit risk. This assessment incorporates various factors including the history of payment receipts from borrowers.

At September 30, 2007, the $1,025 million increase in IBRD’s loan balance from the reported basis to the current value basis as shown in Table 4 ($711 million- June 30, 2007) reflects that the loans in the portfolio, on average, carry a higher rate of interest than the rate at which IBRD would originate a similar loan at the reporting date. The $314 million increase in the current value adjustment from June 30, 2007, was due primarily to the increase in the mark-to-market adjustment on U.S. dollar denominated loans consistent with the downward shift in the reference market yield curve for the U.S. dollar during this period (see Figure 1).

Figure 1:
IBRD’s U.S. Dollar Reference Market Yield Curve

Investment Portfolio

Under the reported and current value basis, the investment securities and related financial instruments held in IBRD’s trading portfolio are carried and reported at fair values. Therefore, for the investment portfolio, no additional adjustment is necessary. Fair value is based on market quotations. Instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

Borrowings Portfolio

The borrowings portfolio on a current value basis includes debt securities and associated financial derivatives, and represents the present value of expected future cash flows on these instruments discounted using the rate at which IBRD would obtain funding at the reporting date. The valuation model incorporates available market data in determining the expected cash flow and discount rates for each instrument. Market data include exchange rates and reference market interest rates. The current value for the borrowings portfolio includes current value adjustments for borrowings, swaps payable, swaps receivable and the reduction in other assets due to unamortized issuance costs.

Table 2:  Condensed Current Value Balance Sheets at September 30, 2007 and June 30, 2007

In millions of U.S. dollars

	September 30, 2007					June 30, 2007
	Reported Basis	Reversal of FAS 133 Effects	Current Value Adjustment		Current Value Basis	Current Value Basis
Due from Banks	$770				$770	$765
Investments	23,886				23,886	23,336
Loans Outstanding	98,621		$1,025		99,646	98,516
Less Accumulated Provision for Loan Losses and Deferred Loan Income	(2,412)				(2,412)	(2,372)
Receivable from Derivatives
Borrowings	68,676	$(125)	125		68,676	69,507
Client Operations	4,889	160	(160)		4,889	4,778
Investments	6,843				6,843	7,138
Other Assets/Liabilities	15	2	(2)		15	13
Other Assets	7,129		(302	)(a)	6,827	6,761
Total Assets	$208,417	$37	$686		$209,140	$208,442
Borrowings	$88,619	$1,520	$1,229		$91,368	$89,484
Payable from Derivatives
Borrowings	61,270	205	(205)		61,270	62,850
Client Operations	4,884	160	(160)		4,884	4,776
Investments	7,392				7,392	7,527
Other Assets/Liabilities	28	(14)	14		28	38
Other Liabilities	4,629				4,629	5,154
Total Liabilities	166,822	1,871	878		169,571	169,829
Paid-in Capital	11,486				11,486	11,486
Retained Earnings and Other Equity	30,109	(1,834)	(192)		28,083	27,127
Total Equity	41,595	(1,834)	(192)		39,569	38,613
Total Liabilities and Equity	$208,417	$37	$686		$209,140	$208,442

(a).       Represents unamortized issuance cost of borrowings.

Table 3: Condensed Current Value Statements of Income for the Three Months Ended:

In millions of U.S. dollars

	September 30, 2007			September 30, 2006
	Year to Date Reported Basis	Adjustments to Current Value	Year to Date Current Value Comprehensive Basis	Year to Date Current Value Comprehensive Basis
Income from Loans	$1,397		$1,397	$1,385
Income from Investments, net	267	$45	312	295
Other Income	60		60	56
Total Income	1,724	45	1,769	1,736

Borrowing Expense	1,107		1,107	1,146
Administrative Expense including contributions to Special Programs	243		243	258
Increase in Provision for Losses on Loans and Guarantees	3	(3)
Total Expense	1,353	(3)	1,350	1,404
Operating Income	371	48	419	332
Board of Governors-Approved Transfers				(870)
Current Value Adjustment		313	313	167
Provision for Losses on Loans and Guarantees (Increase)/Release—Current Value		(3)	(3)	42
Net unrealized gains on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended(a)	830	(830)
Net Income (Loss)	$1,201	$(472)	$729	$(329)

(a).       Unrealized gains (losses) on derivatives in the investment trading portfolio are included in Income from Investments, net.

At September 30, 2007, the $1,201 million increase in balances of IBRD’s borrowings and related derivatives from the reported basis to the current value basis as shown in Table 4 ($998 million—June 30, 2007) reflects the average cost of the borrowings portfolio being higher than the rate at which IBRD could obtain funding at the reporting date. The $203 million increase from June 30, 2007, in the current value adjustment was due primarily to the increase in the mark-to-market adjustment on U.S. dollar denominated debt consistent with the downward shift in the reference market yield curve for the U.S. dollar during this period (see Figure 1).

CONDENSED CURRENT VALUE STATEMENTS OF INCOME

The main factors contributing to the $1,058 million increase in net income on a current value basis, between the three months ended September 30, 2007 and the same period in the previous fiscal year are discussed below.

Income from Loans

Income from loans increased by $12 million during the first three months of FY 2008, in comparison with the same period in the previous fiscal year. The main reason for this increase was higher average lending rates partially offset by reduction in the average volume of loans outstanding.

Income from Investments

Income from investments increased by $17 million, primarily due to higher interest rate environment in FY 2008.

Table 4: Summary of Current Value Adjustments

In millions of U.S. dollars

	Balance Sheet Effects as of September 30, 2007					Total Income Statement Effect for the Three Months Ended
	Loans	Borrowings	Other Assets/ Liabilities	Total	Less Prior Years’ Effects	September 30, 2007	September 30, 2006
Current Value Adjustments on Balance Sheet	$1,025	$(1,201)	$(16)	$(192)	$314	$122	$119

Unrealized (Losses) Gains on Investments(a)						(45)	13

Currency Translation Adjustment(b)	876	(695)	52			233	35

Pension Adjustment(c)						3

Total Current Value Adjustments						$313	$167

(a).       Unrealized (losses) gains on the investment portfolio have been moved from Operating Income under the reported basis and included as part of current value adjustments for current value reporting.

(b).       The currency translation effects have been moved from Other Comprehensive Income under the reported basis and included in Current Value Net loss for purposes of current value reporting.

(c).        Relates to the amortization of net loss on Pension and Prior Service Costs as prescribed by Financial Accounting Standards No. 158, Employers Accounting for Defined Benefit, Pension and Other Postretirement Plans.

Borrowing Expenses

Borrowing expenses decreased by $39 million during the first three months of FY 2008, in comparison with the same period in FY 2007.  This was primarily due to a 7% decrease in the average balance of the borrowing portfolio offset by a 4% increase in the average cost of borrowing (consistent with the increase in average LIBOR for the periods under comparison).

Board of Governors-approved transfers

No new Board of Governors-approved transfers occurred in the first three months of FY 2008. In comparison, over the same period last year Board of Governors-approved transfers totaled $870 million.

Provision for Losses on Loans and Guarantees

During the first three months of FY 2008, there was a charge of $3 million against the provision for losses on loans and guarantees primarily reflecting changes in the volume and distribution of loans and guarantees outstanding from June 30, 2007.  In comparison, for the first three months of FY 2007, there was a $42 million release of provision reflecting the combined impact of changes in the quality of the loans portfolio and in the volume and distribution of loans and guarantees outstanding during that period.

Current Value Adjustments

The current value adjustments for the three months ended September 30, 2007 totaled $313 million ($167 million for the three months ended September 30, 2006) as shown in Table 4. The current value adjustments reflect changes in both interest rates and currency exchange rates.

Impact of changes due to interest rates

The current value effect on the Income Statement of positive $122 million, during the three months ended September 30, 2007, was primarily due to the lower U.S. dollar reference yield curve (see Figure 1). This adjustment was due to the increase in the current value adjustment on the loans portfolio of $314 million, partially offset by the increase in the current value adjustment on the borrowings portfolio of $203 million. These adjustments have been explained under the Current Value Balance Sheet Section. During the same period last year, IBRD’s net income on a current value basis included a positive current value adjustment of $119 million reflecting higher U.S. dollar reference market yield curve.

Impact of changes due to currency translation

The current value adjustment from currency translation adjustments of positive $233 million was primarily due to the appreciation of the euro (5.15%) and the Japanese yen (6.31%) against the U.S. dollar during the three months ended September 30, 2007. Table 4  provides a breakdown of these adjustments by the loans and the borrowings portfolios. The loans portfolio contributed $876 million towards this increase. The euro and the Japanese yen accounted for approximately 19% and 4%, respectively, of the total loans portfolio, and 97% of the total non-U.S. dollar denominated loans at September 30, 2007. The borrowings portfolio accounted for a $695 million negative currency translation. The euro and the Japanese yen accounted for approximately 14% and 3%, respectively, of the total borrowings portfolio, and 96% of the total non-U.S. dollar denominated borrowings at September 30, 2007. In comparison, during the same period in the prior year, the impact of exchange rate changes on IBRD’s net assets resulted in a positive translation adjustment of $35 million due to the appreciation of the euro (1.03%) offset by the depreciation of the Japanese yen (0.88%) against the U.S. dollar.

Given IBRD’s risk management strategy, the stability of the current value equity-to-loans ratio is considered more significant than fluctuations in the net current value adjustments.

CONTRACTUAL TERMS OF LOANS

On September 27, 2007 the Executive Directors approved a new pricing structure for all loans signed on or after May 16, 2007. This new structure reduces the complexity of loan pricing and eliminates the annual uncertainty over net loan charge levels, by eliminating  the system of high contractual loan spread, front-end fee, and commitment fee charges that were reduced by annually approved waivers and replacing these with simple and certain contractual loan spread charges. A summary of contractual terms for the Variable and Fixed Spread Loans are provided in Table 5. Special Development Policy Loans have different contractual terms, including higher loan charges.

EQUITY-TO-LOANS

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. Table 6 presents this ratio computed on the reported basis excluding the effects of applying FAS 133 as amended, as well as on the current value basis. IBRD also uses a stress test as a measure of income generating capacity and an input to the assessment of capital adequacy.

IBRD’s equity supports its risk-bearing capacity for its lending operations. IBRD strives to immunize its risk-bearing capacity from fluctuations in interest and currency exchange rates. Therefore, IBRD uses the equity-to-loans ratio (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and currency exchange rates. To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, this ratio is protected from currency exchange rate movements.

Table 5: IBRD Loan Charges

	Variable and Fixed Spread Loans Whose Invitation to Negotiate is on or after July 31, 1998 and signed before May 16, 2007(a)	Variable and Fixed Spread Loans signed on or after May 16, 2007(a)

Front-end Fee	1.00% of loan amount	0.25% of loan amount
Contractual Spread	0.75%	0.30%
Fixed Spread Loan Risk Premium	0.05%	0.05%
Commitment Fee	0.75% on undisbursed amounts	—
FY 2008 Interest Waiver	0.25% for borrowers paying on a timely basis	—
FY 2008 Commitment Fee Waiver	0.50% waived unconditionally on a yearly basis to all borrowers	—
FY 2008 Front-end Fee Waiver	1.00% waived unconditionally on a yearly basis to all borrowers	—
Late Service Charge on Payments Received after 30 Days of Due Date	—	0.50%

(a).       Borrowers with loans signed between May 16, 2007 and September 27, 2007, may request an amendment to the loan agreement to reflect the new IBRD pricing.

As presented in Table 6, IBRD’s equity-to-loans ratios, on both a current value and a reported basis, excluding the effects of FAS 133 as amended, were higher at September 30, 2007 than at September 30, 2006. This was due to the decrease in net loans outstanding over the reporting dates under comparison and the allocation of $911 million out of the FY 2007 net income to the General Reserve which increased equity used in the equity-to-loans ratio.

RESULTS OF OPERATIONS

INTEREST RATE ENVIRONMENT

During the first three months of FY 2008, short-term interest rates for the U.S. dollar, were lower and for Japanese yen, and the euro were higher than the comparative period in FY 2007. Figure 2 illustrates these general trends for the six-month LIBOR U.S. dollar rates.

Figure 2: Six-Month LIBOR Interest Rates—U.S. Dollar

OPERATING INCOME

IBRD’s operating income is broadly comprised of a net spread on interest-earning assets, plus the contribution of equity, less provision for losses on loans and guarantees and administrative expenses. Generally, as interest rates rise returns from IBRD’s equity increases, thus increasing operating income. Table 7 shows a breakdown of income, net of funding costs, on a reported basis.

For the three months ended September 30, 2007, operating income before applying the effects of FAS 133 as amended and Board of Governors-approved transfers, was $371 million, compared to $387 million for the same period in FY 2007. This decrease of $16 million in operating income is primarily explained by the following key factors:

•                  A $45 million decrease in the release of provision for losses on loans and guarantees. For the first three months of FY 2008, there was a $3 million increase in the provision for losses on loans and guarantees in comparison to a release of $42 million during the first three months of FY 2007. The increase in or release of provision in each period reflects the combined impact of changes in the credit quality of the loans portfolio and changes in the volume and distribution of loans and guarantees outstanding.

•                  A $60 million decrease in investment income, net of funding costs due to the widening of credit spreads as a result of adverse market conditions.

•                  A $75 million increase in loan interest income, net of funding costs, as a result of increased loan spreads on the equity-funded portion resulting from higher average lending rates.

Table 6: Equity-to-Loans

In millions of U.S. dollars

	September 30, 2007	June 30, 2007		September 30, 2006
Reported Basis

Equity-to-Loans Ratio(a)	36.20%	35.05%		33.17%

Current Value Basis

Equity-to-Loans Ratio	35.63%	34.47%		32.58%
Equity Used in Equity-to-Loans Ratio(b)	$34,926	$33,440	(c)	$33,274
Loans outstanding and present value of guarantees, net of relevant accumulated provisions and deferred loan income	$98,032	$97,020	(c)	$102,141

(a).        Ratios are presented before applying the effects of FAS 133 as amended.

(b).  The equity used in equity-to-loans ratios is composed of paid-in-capital adjusted for the restricted element and net payable for maintenance of value, Special Reserve, General Reserve, cumulative translation adjustment amounts excluding amounts associated with the FAS 133 as amended adjustment and Current Value Adjustments.

(c).  Transfers to reserves from FY 2007 net income which were approved by the Executive Directors on September 27, 2007 have not been included as part of equity for the purposes of calculating the equity-to-loans ratio.

Table 7: Net Income - Reported Basis

In millions of U.S. dollars

	Three Months Ended
	September 30, 2007	September 30, 2006
Loan Interest Income, Net of Funding Costs
Debt Funded	$71	$46
Equity Funded	502	452
Total Loan Interest Income, Net of Funding Costs	573	498
Other Loan Income	4	7
Provision for Losses on Loans and Guarantees (Increase)/Release	(3)	42
Investment (Loss) Income, Net of Funding Costs	(17)	43
Net Other Expenses	(186)	(203)
Operating Income	371	387
Board of Governors-Approved Transfers	—	(870)
Net unrealized gains on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	830	712
Net Income - Reported Basis	$1,201	$229

NET UNREALIZED GAINS ON NON-TRADING DERIVATIVES AND BORROWINGS MEASURED AT FAIR VALUE,  PER FAS 133 AS AMENDED

IBRD’s application of FAS 133 as amended results in accounting for all derivatives and certain debt instruments at fair value. IBRD is a net U.S. dollar variable rate payer on U.S. dollar interest rate swaps and currency swaps, thus effectively short U.S. dollar interest rates.  During the first three months of FY 2008, IBRD experienced net unrealized gains of $830 million.  Most of the gains for FY 2008 resulted from U.S. dollar interest rate swaps, U.S dollar-British pound currency swaps and hybrid debt instruments, particularly the U.S. dollar-Japanese yen linked foreign exchange structures.  During the period, U.S. dollar and British pound interest rates declined and Japanese yen appreciated by 6.31% against U.S. dollar, resulting in gains in the foreign exchange-linked structures.  For the same period in FY 2007  the effects of  applying FAS 133 as amended was net unrealized gains of $712 million as a result of declining interest rates in the applicable currencies.

Economically, increases or decreases in the values of the derivatives are generally offset by corresponding decreases or increases in the values of the related borrowings and loans to the extent that such borrowings and loans are all marked-to-market. FAS 133 as amended, requires that all derivatives and certain debt instruments be marked-to-market. Thus, an asymmetry results in the reported financial statements when the value of economically offsetting transactions is reported on different bases.  For management reporting purposes, IBRD has disclosed the Current Value financial statements in Tables 2 and 3 and believes that these statements make fully evident the risk management strategy employed by IBRD.

NET INCOME ALLOCATIONS AND TRANSFERS

For details of allocation and transfers out of the net income earned in the fiscal year ended June 30, 2007, that have been approved by the Executive Directors and recommended for approval by the Board of Governors during FY 2008, refer to the Notes to Financial Statements, Note C-Retained Earnings, Allocations and Transfers.

This page is left intentionally blank

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	September 30, 2007 (Unaudited)	June 30, 2007 (Unaudited)
Assets
Due from banks	$770	$765
Investments—Trading (including securities transferred under repurchase agreements or security lending agreements of $200 million—September 30, 2007; $193 million—June 30, 2007)	23,886	23,054
Securities purchased under resale agreements	—	282
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	1,735	1,724
Receivable from derivatives
Investments	6,843	7,138
Client operations	4,889	4,778
Borrowings	68,676	69,507
Other assets/liabilities	15	13
Loans outstanding—Note B
Total loans	132,946	133,245
Less undisbursed balance	34,325	35,440
Loans outstanding	98,621	97,805
Less:
Accumulated provision for loan losses	1,981	1,932
Deferred loan income	431	440
Net loans outstanding	96,209	95,433
Assets under retirement benefits plans	2,379	2,324
Other assets	3,015	3,012
Total assets	$208,417	$208,030

Liabilities
Borrowings at amortized cost	$75,848	$75,262
Borrowings at fair value	12,771	12,497
Securities sold under repurchase agreements and payable for cash collateral received	201	193
Payable for derivatives
Investments	7,392	7,527
Client operations	4,884	4,776
Borrowings	61,270	62,850
Other assets/liabilities	28	38
Payable for Board of Governors-approved transfers—Note C	70	70
Other liabilities—Note B	4,358	4,891
Total liabilities	166,822	168,104
Equity
Capital stock—Authorized (1,581,724 shares—September 30, 2007; and June 30, 2007)
Subscribed (1,573,349 shares—September 30, 2007 and June 30, 2007)	189,801	189,801
Less uncalled portion of subscriptions	178,315	178,315
	11,486	11,486
Amounts to maintain value of currency holdings of paid-in capital stock	336	108
Retained earnings (see Statement of Changes in Retained Earnings; Note C)	29,032	27,831
Accumulated other comprehensive income—Note E	741	501
Total equity	41,595	39,926
Total liabilities and equity	$208,417	$208,030

The Notes to Financial Statements are an integral part of these Statements

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2007	2006

Income
Loans—Note B	$1,397	$1,385
Investments—Trading	267	308
Other—Note D	60	56
Total income	1,724	1,749
Expenses
Borrowings	1,107	1,146
Administrative—Note F	215	237
Contributions to special programs	28	21
Provision for losses on loans and guarantees—increase (decrease) —Note B	3	(42)
Total expenses	1,353	1,362
Net income before Board of Governors-approved transfers and net unrealized gains on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	371	387
Board of Governors-approved transfers	—	(870)
Net unrealized gains on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended—Note G	830	712
Net income	$1,201	$229

The Notes to Financial Statements are an integral part of these Statements

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2007	2006
Net income	$1,201	$229
Other comprehensive income—Note E
Reclassification to net income:
FAS 133 transition adjustment	(7)	(9)
Net actuarial losses on benefit plans	2	—
Prior service cost (credit) on benefit plans, net	1	—
Currency translation adjustments	244	24
Total other comprehensive income	240	15
Comprehensive income	$1,441	$244

C O N D E N S E D  S T A T E M E N T  O F  C H A N G E S  I N  R E T A I N E D  E A R N I N G S

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2007	2006
Retained earnings at beginning of the fiscal year	$27,831	$24,782
Adjustment to beginning balance: Cumulative effect of adoption of FAS 155—Note G	—	3,188
Net income for the period	1,201	229
Retained earnings at end of the period	$29,032	$28,199

The Notes to Financial Statements are an integral part of these Statements

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2007	2006
Cash flows from investing activities
Loans
Disbursements	$(2,807)	$(2,675)
Principal repayments	2,569	2,861
Principal prepayments	522	422
Loan origination fees received	1	4
Net cash provided by investing activities	285	612
Cash flows from financing activities
Medium- and long-term borrowings
New issues	2,762	1,312
Retirements	(6,985)	(6,221)
Net short-term borrowings	3,158	1,932
Net derivatives—Borrowings	1,040	201
Net maintenance of value settlements	30	24
Net cash provided by (used in) financing activities	5	(2,752)
Cash flows from operating activities
Net income	1,201	229
Adjustments to reconcile net income to net cash provided by operating activities
Net unrealized (gains) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	(830)	(712)
Depreciation and amortization	275	253
Provision for losses on loans and guarantees—increase (decrease)	3	(42)
Changes in
Investments—Trading	(527)	2,995
Other assets and liabilities	(413)	(563)
Net cash (used in) provided by operating activities	(291)	2,160
Effect of exchange rate changes on unrestricted cash	5	2
Net increase in unrestricted cash	4	22
Unrestricted cash at beginning of the fiscal year	41	65
Unrestricted cash at end of the period	$45	$87
Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$1,099	$127
Investments—Trading	305	42
Derivatives—Investments	256	42
Borrowings	2,097	1,111
Derivatives—Borrowings	(1,413)	(1,020)
Capitalized loan origination fees included in total loans	1	4
Interest paid on Borrowings	959	782

The Notes to Financial Statements are an integral part of these Statements

N O T E S  T O  F I N A N C I A L  S T A T E M E N T S

NOTE A—SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2007 financial statements and notes included therein. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America. The results of operations for the first three months of the current fiscal year are not necessarily indicative results that may be expected for the full year. Certain reclassifications of the prior period’s information have been made to conform with the current period’s presentation.

NOTE B—LOANS AND GUARANTEES

Waivers of Loan Charges

Waivers of a portion of interest owed by all eligible borrowers, a portion of the commitment charge on undisbursed balances on all eligible loans, and a portion of the front-end fee charged on all eligible loans, are approved annually by the Board of Executive Directors of IBRD.

The reduction in net income for the  three months ended September 30, 2007 and September 30, 2006 resulting from waivers of loan charges, is summarized below:

In millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2007	2006
Interest waivers	$39	$37
Commitment charge waivers	32	35
Front-end fee waivers	2	1
Total	$73	$73

Overdue Amounts

At September 30, 2007, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months.

The following tables provide a summary of selected financial information related to loans in nonaccrual status for the periods ended September 30, 2007, September 30, 2006 and June 30, 2007:

In millions of U.S. dollars

	September 30, 2007 (Unaudited)	June 30, 2007
Recorded investment in nonaccrual loans(a)	$1,102	$1,070
Accumulated provision for loan losses on nonaccrual loans	876	847
Average recorded investment in nonaccrual loans for the period/fiscal year	1,083	1,057
Overdue amounts of nonaccrual loans	1,246	1,185
of which:
Principal	739	705
Interest and charges	507	480

(a).  A loan loss provision has been recorded against each of the loans in the nonaccrual portfolio.

In millions of U.S. dollars

	Three Months Ended September 30 (Unaudited)
	2007	2006
Interest income recognized on loans in nonaccrual status at end of period	$1	$	*
Interest income not recognized as a result of loans being in nonaccrual status	15	13

* Indicates amount less than $0.5 million.

A summary of countries with loans in nonaccrual status, together with the related balances, is as follows:

In millions of U.S. dollars

	September 30, 2007 (Unaudited)
Borrower	Principal outstanding	Principal, interest and charges overdue	Nonaccrual since

Côte d’Ivoire	$492	$365	November 2004
Liberia	158	440	June 1987
Zimbabwe	452	441	October 2000
Total	$1,102	$1,246

During the three months ended September 30, 2007 and September 30, 2006, there were no loans placed into nonaccrual status or restored to accrual status.

Accumulated Provision for Losses on Loans and Guarantees

Changes to the Accumulated Provision for Losses on Loans and Guarantees for the three months ended September 30, 2007 and for the fiscal year ended June 30, 2007, are summarized below:

In millions of U.S. dollars

	September 30, 2007 (Unaudited)	June 30, 2007
Accumulated provision for losses on loans and guarantees, beginning of the fiscal year	$1,942	$2,307
Provision for losses on loans and guarantees—increase (decrease)	3	(405)
Translation adjustment	41	40
Accumulated provision for losses on loans and guarantees, end of the period/fiscal year	$1,986	$1,942
Composed of:
Accumulated provision for loan losses	$1,981	$1,932
Accumulated provision for guarantee losses(a)	5	10
Total	$1,986	$1,942

(a).  The accumulated provision for guarantee losses is included in Other Liabilities on the Condensed Balance Sheet.

Guarantees

Guarantees of $831 million were outstanding at September 30, 2007 ($938 million—June 30, 2007). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees. These guarantees have maturities ranging between 5 and 17 years, and expire in decreasing amounts through 2024.

At September 30, 2007, liabilities of $14 million ($21 million—June 30, 2007), related to IBRD’s obligations under guarantees  have been included in Other Liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $5 million ($10 million—June 30, 2007).

During the three months ended September 30, 2007, and September 30, 2006, no guarantees provided by IBRD were called.

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment.

For the three months ended September 30, 2007, loans to two countries generated in excess of 10 percent of loan income; these amounted to $168 million and $140 million, respectively. Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers.

While IBRD has only one reportable segment, supplemental information about IBRD’s loan outstanding balances and associated loan income by geographic region, as of and for the three months ended September 30, 2007, and September 30, 2006, is presented in the following table :

In millions of U.S. dollars

	September 30, 2007 (Unaudited)		September 30, 2006 (Unaudited)
Region	Loans Outstanding	Loan Income	Loans Outstanding	Loan Income

Africa	$1,768	$10	$1,903	$11
East Asia and Pacific	23,612	359	24,932	356
Europe and Central Asia	26,107	356	25,653	326
Latin America and the Caribbean	31,095	457	35,828	507
Middle East and North Africa	7,325	92	6,166	74
South Asia	8,653	122	7,967	110
Other(a)	61	1	78	1
Total	$98,621	$1,397	$102,527	$1,385

(a). Represents loans to the International Finance Corporation (IFC), an affiliated organization.

NOTE C—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, after adjustment for the effects associated with the application of FAS 133(a)  and pension income or expense, as well as Board of Governors-approved transfers.

(a). For the purpose of this document, the Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” and the Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments”, are together referred to  as “FAS 133 as amended”.

On September 27, 2007, IBRD’s Executive Directors approved the allocation of $911 million of the net income earned in the fiscal year ended June 30, 2007 to the General Reserve and $51 million to the Pension Reserve.

Subsequent Event: Board of Governors-Approved Transfers

On October 22, 2007 IBRD’s Board of Governors approved an immediate transfer of $600 million from the net income earned in the fiscal year ended June 30, 2007 to the International Development Association (IDA), and the retention of $97 million as Surplus. The transfer to IDA was recognized as an expense on that date.

Retained earnings comprises the following elements at September 30, 2007 and June 30, 2007:

In millions of U.S. dollars

	September 30, 2007 (Unaudited)	June 30, 2007
Special Reserve	$293	$293
General Reserve	24,859	23,948
Pension Reserve	1,138	1,087
Surplus	43	43
Cumulative FAS 133 Adjustments	801	1,643
Unallocated Net Income	1,898	817
Total	$29,032	$27,831

NOTE D—OTHER INCOME

Other income primarily consists of service fee revenue. IBRD recovers certain of its administrative expenses by billing third parties, including IFC, the Multilateral Investment Guarantee Agency (MIGA) and certain trust funds. For the three months ended September 30, 2007 and September 30, 2006, fee revenue associated with administrative services, was as follows:

In millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2007	2006
Service fee revenue	$61	$53
Included in these amounts are the following:
Fees charged to IFC	11	10
Fees charged to MIGA	2	2

NOTE E—COMPREHENSIVE INCOME

Comprehensive income comprises the effects of the implementation of FAS 133, currency translation adjustments, pension-related items and net income. These items are presented in the Condensed Statement of Comprehensive Income. The following tables present the changes in Accumulated Other Comprehensive Income balances for the three months ended September 30, 2007 and September 30, 2006:

In millions of U.S. dollars

	Accumulated Other Comprehensive Income
	Three Months Ended September 30, 2007 (Unaudited)
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle(a)	Reclassification(a)	Unrecognized Net Actuarial Gain (Loss) on Benefit Plans	Unrecognized Net Prior Service (Cost) Credit on Benefit Plans	Total Accumulated Other Comprehensive Income
Balance, beginning of the fiscal year	$434	$500	$(496)	$107	$(44)	$501
Changes from period activity	244	—	(7)	2	1	240
Balance, end of the period	$678	$500	$(503)	$109	$(43)	$741

In millions of U.S. dollars

	Accumulated Other Comprehensive Income
	Three Months Ended September 30, 2006 (Unaudited)
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle(a)	Reclassification(a)	Total Accumulated Other Comprehensive Income
Balance, beginning of the fiscal year	$121	$500	$(464)	$157
Changes from period activity	24	—	(9)	15
Balance, end of the period	$145	$500	$(473)	$172

(a). The cummulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FAS 133 on July 1, 2000.

NOTE F—PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. The net periodic pension (credit)  cost for the SRP, RSBP and PEPB is included in Administrative Expenses.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three months ended September 30, 2007 and September 30, 2006:

In millions of U.S. dollars

	Three Months Ended September 30, 2007 (Unaudited)
	SRP	RSBP		PEBP
Benefit Cost
Service cost	$64	$9		$3
Interest cost	153	20		4
Expected return on plan assets	(236)	(28)		—
Amortization of prior service cost (credit)	2	(*	)		*
Amortization of unrecognized net loss	—	1		1
Net periodic pension (credit) cost	$(17)	$2		$8
of which:
IBRD’s Share	$(8)	$1		$4
IDA’s Share	$(9)	$1		$4

In millions of U.S. dollars

	Three Months Ended September 30, 2006 (Unaudited)
	SRP	RSBP		PEBP
Benefit Cost
Service cost	$65	$9		$3
Interest cost	149	20		4
Expected return on plan assets	(206)	(23)		—
Amortization of prior service cost (credit)	2	(*	)	*
Amortization of unrecognized net loss	—	4		1
Net periodic pension cost	$10	$10		$8
of which:
IBRD’s Share	$5	$5		$4
IDA’s Share	$5	$5		$4

* Indicates amount less than $0.5 million.

At September 30, 2007, the estimate of the amount of contributions expected to be paid to the SRP and RSBP for IBRD and IDA during fiscal year 2008 remained unchanged from that disclosed in the June 30, 2007 financial statements: $103 million for the SRP and $59 million for the RSBP.

NOTE G—NET UNREALIZED GAINS (LOSSES) ON NON-TRADING DERIVATIVES AND BORROWINGS MEASURED AT FAIR VALUE, PER FAS 133 AS AMENDED

On July 1, 2006 IBRD early adopted Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (FAS 155), which amends certain provisions of FAS 133. IBRD elected to apply FAS 155 to all qualifying debt instruments. Upon adoption of this Standard, the difference between the total carrying value of these debt instruments and their respective fair values amounted to $3,188 million, comprising $3,330 million in gross gains and $142 million in gross losses, determined on an instrument-by-instrument basis. This amount was recognized as a cumulative effect adjustment to beginning retained earnings, as required by the Standard.

The following table reflects the components of the effects of applying FAS 133 and FAS 155 for the three months ended September 30, 2007 and September 30, 2006:

In millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2007	2006
Net unrealized gains (losses) on:
Borrowings at fair value	$389	$(825)
Non-trading derivatives	441	1,537
Total	$830	$712

Deloitte & Touche LLP Suite 500 555 12th Street NW Washington, DC 20004-1207 USA Tel: +1 202 879 5600 Fax: +1 202 879 5309 www.deloitte.com

R E P O R T  O F  I N D E P E N D E N T  A C C O U N T A N T S

President and Board of Executive Directors

International Bank for Reconstruction and Development

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of September 30, 2007, and the related condensed statements of income, comprehensive income, changes in retained earnings and cash flows for the three-month periods ended September 30, 2007 and 2006. These interim financial statements are the responsibility of IBRD’s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and with International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2007, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 2, 2007, we expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating the adoption of the provisions of Statements of Financial Accounting Standard No. 155, Accounting for Certain Hybrid Financial Instrument and No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plan. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2007 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

November 12, 2007

Internationl Bank for Reconstruction and Development

Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Borrowings (MLT) July 01, 2007 thru September 30, 2007

Borrowing Type / Description	Trade ID	Currency	External ID	Currency Amount	USD Equivalent	Settlement Date	Maturity Date

New Borrowings

MTBOC

Australian Dollar

BOND/SELL AUD/IBRD/GDIF/0709AUD05.60	0000008061	AUD		188,000,000	161,445,000	09-Jul-2007	09-Jul-2009

BOND/SELL AUD/IBRD/GDIF/0710AUD05.94	0000008091	AUD		28,000,000	24,757,600	26-Jul-2007	26-Jul-2010

BOND/SELL AUD/IBRD/GDIF/0710AUD06.02	0000008116	AUD		1,932,000	1,708,274	26-Jul-2007	26-Jul-2010

BOND/SELL AUD/IBRD/GDIF/0211AUD06.27	0000008201	AUD		10,500,000	8,435,175	23-Aug-2007	23-Feb-2011

BOND/SELL AUD/IBRD/GDIF/0310AUD05.52	0000008169	AUD		5,000,000	4,159,250	29-Aug-2007	25-Mar-2010

BOND/SELL AUD/IBRD/GDIF/0810AUD05.94	0000008183	AUD		19,000,000	15,805,150	29-Aug-2007	26-Aug-2010

BOND/SELL AUD/IBRD/GDIF/0909AUD05.34	0000008208	AUD		8,000,000	6,582,800	12-Sep-2007	25-Sep-2009

BOND/SELL AUD/IBRD/GDIF/0910AUD06.00	0000008235	AUD		20,000,000	17,235,000	27-Sep-2007	27-Sep-2010
Total By Currency					240,128,249

Brazilian Real

BOND/SELL BRL/IBRD/GDIF/0610BRL09.00	0000008057	BRL		50,000,000	26,181,437	06-Jul-2007	22-Jun-2010

BOND/SELL BRL/IBRD/GDIF/0610BRL09.00	0000008090	BRL		30,000,000	15,760,441	12-Jul-2007	22-Jun-2010

BOND/SELL BRL/IBRD/GDIF/0610BRL09.00	0000008141	BRL		30,000,000	15,937,948	03-Aug-2007	22-Jun-2010
Total By Currency					57,879,827

Euro Currency

BOND/SELL EUR/IBRD/GDIF/0610EURFRN	0000008064	EUR		7,500,000	10,193,625	05-Jul-2007	22-Jun-2010
Total By Currency					10,193,625

Hungarian Forint

BOND/SELL HUF/IBRD/GDIF/0710HUFFRN	0000008058	HUF		3,250,000,000	17,966,720	05-Jul-2007	05-Jul-2010

BOND/SELL HUF/IBRD/GDIF/0710HUFFRN	0000008122	HUF		1,000,000,000	5,607,267	20-Jul-2007	05-Jul-2010

BOND/SELL HUF/IBRD/GDIF/0710HUFFRN	0000008161	HUF		1,000,000,000	5,419,026	06-Aug-2007	05-Jul-2010

BOND/SELL HUF/IBRD/GDIF/0710HUFFRN	0000008202	HUF		250,000,000	1,289,058	21-Aug-2007	05-Jul-2010

BOND/SELL HUF/IBRD/GDIF/0710HUFFRN	0000008253	HUF		500,000,000	2,720,941	18-Sep-2007	05-Jul-2010
Total By Currency					33,003,012

Indian Rupees

BOND/SELL INR/IBRD/GDIF/0610INR07.25	0000008070	INR		1,000,000,000	24,726,769	09-Jul-2007	26-Jun-2010

BOND/SELL INR/IBRD/GDIF/0610INR07.25	0000008129	INR		250,000,000	6,202,320	25-Jul-2007	26-Jun-2010

BOND/SELL INR/IBRD/GDIF/0610INR07.25	0000008220	INR		300,000,000	7,349,339	10-Sep-2007	26-Jun-2010
Total By Currency					38,278,427

Icelandic Krona

BOND/SELL ISK/IBRD/GDIF/0509ISK12.25	0000008229	ISK		3,000,000,000	45,924,225	12-Sep-2007	12-May-2009
Total By Currency					45,924,225

Japanese Yen

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR04	0000008015	JPY		1,000,000,000	8,131,073	02-Jul-2007	03-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR05	0000008016	JPY		1,000,000,000	8,131,073	02-Jul-2007	03-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR11	0000008027	JPY		100,000,000	813,107	02-Jul-2007	02-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR12	0000008029	JPY		100,000,000	813,107	02-Jul-2007	03-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR	0000008006	JPY		100,000,000	816,293	05-Jul-2007	06-Jul-2037

1

Borrowing Type / Description	Trade ID	Currency	External ID	Currency Amount	USD Equivalent	Settlement Date	Maturity Date

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR01	0000008011	JPY		400,000,000	3,265,173	05-Jul-2007	06-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR02	0000008012	JPY		500,000,000	4,081,466	05-Jul-2007	02-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR03	0000008013	JPY		100,000,000	816,293	05-Jul-2007	02-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR08	0000008024	JPY		250,000,000	2,040,733	05-Jul-2007	06-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0337JPYSTR14	0000008032	JPY		200,000,000	1,632,586	05-Jul-2007	05-Mar-2037

BOND/SELL JPY/IBRD/GDIF/0722JPYSTR05	0000008038	JPY		200,000,000	1,632,586	05-Jul-2007	06-Jul-2022

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR15	0000008039	JPY		300,000,000	2,448,880	05-Jul-2007	06-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR06	0000008021	JPY		1,000,000,000	8,159,935	09-Jul-2007	09-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR07	0000008023	JPY		200,000,000	1,631,987	09-Jul-2007	10-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR09	0000008025	JPY		100,000,000	815,993	09-Jul-2007	10-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR10	0000008026	JPY		100,000,000	815,993	09-Jul-2007	10-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0727JPYSTR05	0000008030	JPY		200,000,000	1,631,987	09-Jul-2007	09-Jul-2027

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR14	0000008033	JPY		100,000,000	815,993	09-Jul-2007	10-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR16	0000008040	JPY		900,000,000	7,343,941	09-Jul-2007	09-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR17	0000008043	JPY		500,000,000	4,079,967	09-Jul-2007	09-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR19	0000008045	JPY		1,000,000,000	8,159,935	09-Jul-2007	10-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR20	0000008048	JPY		1,100,000,000	8,975,928	09-Jul-2007	09-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR21	0000008049	JPY		100,000,000	815,993	09-Jul-2007	10-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0722JPYSTR04	0000008037	JPY		100,000,000	811,392	10-Jul-2007	11-Jul-2022

BOND/SELL JPY/IBRD/GDIF/0722JPYSTR06	0000008047	JPY		500,000,000	4,050,551	11-Jul-2007	11-Jul-2022

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR32	0000008075	JPY		700,000,000	5,670,771	11-Jul-2007	11-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR23	0000008053	JPY		200,000,000	1,622,060	12-Jul-2007	13-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR25	0000008062	JPY		100,000,000	811,030	12-Jul-2007	13-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR26	0000008063	JPY		150,000,000	1,216,545	12-Jul-2007	13-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR31	0000008076	JPY		300,000,000	2,433,090	12-Jul-2007	13-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR18	0000008044	JPY		150,000,000	1,225,690	17-Jul-2007	17-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR22	0000008051	JPY		100,000,000	817,127	17-Jul-2007	17-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR24	0000008054	JPY		100,000,000	817,127	17-Jul-2007	17-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR28	0000008066	JPY		1,000,000,000	8,171,270	17-Jul-2007	17-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR34	0000008081	JPY		100,000,000	817,127	17-Jul-2007	17-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR30	0000008074	JPY		200,000,000	1,639,344	19-Jul-2007	20-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0727JPYSTR06	0000008099	JPY		1,000,000,000	8,192,357	20-Jul-2007	20-Jul-2027

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR27	0000008065	JPY		150,000,000	1,229,256	23-Jul-2007	24-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR29	0000008073	JPY		600,000,000	4,917,026	23-Jul-2007	24-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR33	0000008079	JPY		600,000,000	4,917,026	23-Jul-2007	24-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR36	0000008087	JPY		100,000,000	819,504	23-Jul-2007	24-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR37	0000008088	JPY		100,000,000	819,504	23-Jul-2007	24-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR39	0000008092	JPY		200,000,000	1,639,009	23-Jul-2007	23-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR40	0000008093	JPY		200,000,000	1,639,009	23-Jul-2007	23-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR41	0000008094	JPY		100,000,000	819,504	23-Jul-2007	24-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR42	0000008095	JPY		300,000,000	2,458,513	23-Jul-2007	24-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR44	0000008098	JPY		300,000,000	2,458,513	23-Jul-2007	23-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR45	0000008104	JPY		1,000,000,000	8,195,043	23-Jul-2007	24-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR35	0000008084	JPY		100,000,000	817,361	24-Jul-2007	24-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR38	0000008089	JPY		500,000,000	4,086,804	24-Jul-2007	24-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0722JPYSTR07	0000008096	JPY		400,000,000	3,269,443	24-Jul-2007	25-Jul-2022

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR43	0000008097	JPY		1,000,000,000	8,173,607	24-Jul-2007	24-Jul-2037

2

Borrowing Type / Description	Trade ID	Currency	External ID	Currency Amount	USD Equivalent	Settlement Date	Maturity Date

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR49	0000008110	JPY		500,000,000	4,123,881	25-Jul-2007	25-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR47	0000008107	JPY		100,000,000	827,849	26-Jul-2007	27-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR51	0000008119	JPY		100,000,000	827,849	26-Jul-2007	27-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR46	0000008105	JPY		100,000,000	831,324	30-Jul-2007	30-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR48	0000008108	JPY		300,000,000	2,493,973	30-Jul-2007	31-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR50	0000008118	JPY		100,000,000	831,324	30-Jul-2007	31-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR52	0000008120	JPY		300,000,000	2,493,973	30-Jul-2007	31-Jul-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR	0000008100	JPY		200,000,000	1,675,814	02-Aug-2007	03-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR02	0000008115	JPY		200,000,000	1,684,140	06-Aug-2007	06-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR04	0000008124	JPY		100,000,000	842,070	06-Aug-2007	07-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR05	0000008126	JPY		100,000,000	842,070	06-Aug-2007	06-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR07	0000008132	JPY		200,000,000	1,684,140	06-Aug-2007	07-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR08	0000008133	JPY		200,000,000	1,684,140	06-Aug-2007	06-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR01	0000008111	JPY		300,000,000	2,517,940	07-Aug-2007	07-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0537JPYSTR27	0000008125	JPY		300,000,000	2,528,338	09-Aug-2007	15-May-2037

BOND/SELL JPY/IBRD/GDIF/0827JPYSTR02	0000008128	JPY		500,000,000	4,213,897	09-Aug-2007	09-Aug-2027

BOND/SELL JPY/IBRD/GDIF/0337JPYSTR15	0000008152	JPY		300,000,000	2,528,338	09-Aug-2007	10-Mar-2037

BOND/SELL JPY/IBRD/GDIF/0827JPYSTR05	0000008164	JPY		12,123,000,000	102,170,157	09-Aug-2007	10-Aug-2027

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR06	0000008127	JPY		600,000,000	5,051,993	13-Aug-2007	14-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0827JPYSTR03	0000008130	JPY		100,000,000	841,999	13-Aug-2007	13-Aug-2027

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR09	0000008134	JPY		100,000,000	841,999	13-Aug-2007	13-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR11	0000008140	JPY		300,000,000	2,525,997	13-Aug-2007	13-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR12	0000008142	JPY		200,000,000	1,683,998	13-Aug-2007	13-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR20	0000008151	JPY		100,000,000	841,999	13-Aug-2007	14-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR19	0000008150	JPY		1,000,000,000	8,482,124	15-Aug-2007	15-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0827JPYSTR04	0000008154	JPY		500,000,000	4,241,062	15-Aug-2007	16-Aug-2027

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR14	0000008145	JPY		100,000,000	845,094	16-Aug-2007	17-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR21	0000008153	JPY		100,000,000	845,094	16-Aug-2007	17-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR15	0000008146	JPY		200,000,000	1,749,093	20-Aug-2007	21-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR16	0000008147	JPY		500,000,000	4,372,732	20-Aug-2007	20-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR17	0000008148	JPY		100,000,000	874,546	20-Aug-2007	20-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR18	0000008149	JPY		100,000,000	874,546	20-Aug-2007	21-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR22	0000008155	JPY		3,000,000,000	26,236,390	20-Aug-2007	20-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR25	0000008159	JPY		2,000,000,000	17,490,927	20-Aug-2007	21-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR26	0000008160	JPY		2,000,000,000	17,490,927	20-Aug-2007	21-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR27	0000008162	JPY		950,000,000	8,308,190	20-Aug-2007	20-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR31	0000008168	JPY		100,000,000	874,546	20-Aug-2007	21-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR34	0000008176	JPY		100,000,000	874,546	20-Aug-2007	21-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR37	0000008181	JPY		100,000,000	874,546	20-Aug-2007	21-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR13	0000008144	JPY		100,000,000	873,324	23-Aug-2007	24-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR28	0000008163	JPY		100,000,000	873,324	23-Aug-2007	24-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0822JPYSTR02	0000008170	JPY		500,000,000	4,366,622	23-Aug-2007	24-Aug-2022

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR32	0000008171	JPY		200,000,000	1,746,649	23-Aug-2007	24-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0827JPYSTR06	0000008175	JPY		200,000,000	1,746,649	23-Aug-2007	24-Aug-2027

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR35	0000008179	JPY		150,000,000	1,309,986	23-Aug-2007	24-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR36	0000008180	JPY		150,000,000	1,309,986	23-Aug-2007	24-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR38	0000008185	JPY		150,000,000	1,309,986	23-Aug-2007	24-Aug-2037

3

Borrowing Type / Description	Trade ID	Currency	External ID	Currency Amount	USD Equivalent	Settlement Date	Maturity Date

BOND/SELL JPY/IBRD/GDIF/0827JPYSTR07	0000008187	JPY		100,000,000	873,324	23-Aug-2007	24-Aug-2027

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR23	0000008157	JPY		100,000,000	862,813	28-Aug-2007	28-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR24	0000008158	JPY		100,000,000	862,813	28-Aug-2007	28-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR29	0000008165	JPY		100,000,000	862,813	28-Aug-2007	28-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR30	0000008166	JPY		300,000,000	2,588,438	28-Aug-2007	28-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0922JPYSTR02	0000008184	JPY		500,000,000	4,314,064	28-Aug-2007	20-Sep-2022

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR39	0000008189	JPY		100,000,000	862,813	28-Aug-2007	28-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR40	0000008190	JPY		100,000,000	862,813	28-Aug-2007	28-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR41	0000008191	JPY		100,000,000	862,813	28-Aug-2007	28-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR33	0000008174	JPY		100,000,000	860,585	29-Aug-2007	27-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR01	0000008193	JPY		200,000,000	1,716,812	04-Sep-2007	04-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR02	0000008194	JPY		100,000,000	858,406	04-Sep-2007	04-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR06	0000008200	JPY		100,000,000	858,406	04-Sep-2007	04-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR	0000008192	JPY		500,000,000	4,344,237	10-Sep-2007	11-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR03	0000008197	JPY		100,000,000	868,847	10-Sep-2007	11-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR04	0000008198	JPY		100,000,000	868,847	10-Sep-2007	11-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR05	0000008199	JPY		1,100,000,000	9,557,322	10-Sep-2007	11-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR07	0000008209	JPY		200,000,000	1,737,695	10-Sep-2007	11-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR08	0000008214	JPY		100,000,000	868,847	10-Sep-2007	11-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR09	0000008215	JPY		100,000,000	868,847	10-Sep-2007	11-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR11	0000008222	JPY		100,000,000	880,786	13-Sep-2007	14-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR10	0000008218	JPY		200,000,000	1,739,963	18-Sep-2007	18-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR13	0000008226	JPY		100,000,000	869,981	18-Sep-2007	18-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR12	0000008223	JPY		2,450,000,000	21,318,251	26-Sep-2007	24-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR14	0000008230	JPY		100,000,000	873,935	27-Sep-2007	28-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR15	0000008232	JPY		100,000,000	873,935	27-Sep-2007	28-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR16	0000008233	JPY		100,000,000	873,935	27-Sep-2007	28-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR17	0000008234	JPY		100,000,000	873,935	27-Sep-2007	28-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR18	0000008237	JPY		100,000,000	873,935	27-Sep-2007	28-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR19	0000008240	JPY		300,000,000	2,621,805	27-Sep-2007	28-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR20	0000008241	JPY		100,000,000	873,935	27-Sep-2007	28-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR21	0000008242	JPY		100,000,000	873,935	27-Sep-2007	28-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR22	0000008244	JPY		200,000,000	1,747,870	27-Sep-2007	28-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0837JPYSTR42	0000008245	JPY		100,000,000	873,935	27-Sep-2007	28-Aug-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR23	0000008248	JPY		100,000,000	873,935	27-Sep-2007	28-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR24	0000008249	JPY		100,000,000	873,935	27-Sep-2007	28-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR25	0000008250	JPY		100,000,000	873,935	27-Sep-2007	28-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR26	0000008251	JPY		100,000,000	873,935	27-Sep-2007	28-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR27	0000008255	JPY		1,000,000,000	8,739,349	27-Sep-2007	28-Sep-2037

BOND/SELL JPY/IBRD/GDIF/0937JPYSTR28	0000008256	JPY		100,000,000	873,935	27-Sep-2007	28-Sep-2037
Total By Currency					502,625,434

Mexican Peso

BOND/SELL MXN/IBRD/GDIF/0309MXN07.25	0000008067	MXN		250,000,000	23,203,364	09-Jul-2007	13-Mar-2009
Total By Currency					23,203,364

Malaysian Ringgit

BOND/SELL MYR/IBRD/GDIF/0710MYR02.75	0000008106	MYR		70,000,000	20,319,303	17-Jul-2007	06-Jul-2010

BOND/SELL MYR/IBRD/GDIF/0710MYR02.75	0000008263	MYR		80,000,000	23,333,819	26-Sep-2007	06-Jul-2010
Total By Currency					43,653,123

4

Borrowing Type / Description	Trade ID	Currency	External ID	Currency Amount	USD Equivalent	Settlement Date	Maturity Date

New Zealand Dollar

BOND/SELL NZD/IBRD/GDIF/0110NZD07.14	0000008004	NZD		20,000,000	15,719,000	09-Jul-2007	26-Jan-2010

BOND/SELL NZD/IBRD/GDIF/0714NZD07.50	0000008135	NZD		350,000,000	278,652,500	30-Jul-2007	30-Jul-2014

BOND/SELL NZD/IBRD/GDIF/0809NZD06.90	0000008103	NZD		10,000,000	7,697,500	02-Aug-2007	25-Aug-2009

BOND/SELL NZD/IBRD/GDIF/0809NZD07.12	0000008203	NZD		487,000,000	345,307,350	04-Sep-2007	27-Aug-2009

BOND/SELL NZD/IBRD/GDIF/0910NZD07.02	0000008219	NZD		5,000,000	3,478,500	13-Sep-2007	13-Sep-2010
Total By Currency					650,854,850

Russian Rouble

BOND/SELL RUB/IBRD/GDIF/0610RUB05.75A	0000008072	RUB		500,000,000	19,477,990	06-Jul-2007	25-Jun-2010

BOND/SELL RUB/IBRD/GDIF/0213RUB06.00	0000008143	RUB		1,000,000,000	38,823,945	28-Aug-2007	27-Feb-2013
Total By Currency					58,301,935

Turkish Lira

BOND/SELL TRY/IBRD/GDIF/0209TRY18.25	0000008068	TRY		75,000,000	57,995,670	06-Jul-2007	06-Feb-2009

BOND/SELL TRY/IBRD/GDIF/0708TRY17.75	0000008121	TRY		50,000,000	39,410,420	30-Jul-2007	30-Jul-2008

BOND/SELL TRY/IBRD/GDIF/0812TRY15.00	0000008186	TRY		9,000,000	6,963,250	15-Aug-2007	15-Aug-2012

BOND/SELL TRY/IBRD/GDIF/0517TRY13.625	0000008216	TRY		250,000,000	188,572,506	31-Aug-2007	09-May-2017
Total By Currency					292,941,845

United States Dollar

BOND/SELL USD/IBRD/GDIF/0610USDFRN	0000008060	USD		10,000,000	10,000,000	05-Jul-2007	22-Jun-2010

BOND/SELL USD/IBRD/GDIF/0610USD06.22	0000008085	USD		7,250,000	7,250,000	05-Jul-2007	22-Jun-2010

BOND/SELL USD/IBRD/GDIF/0610USD07.44	0000008086	USD		7,250,000	7,250,000	05-Jul-2007	22-Jun-2010

BOND/SELL USD/IBRD/GDIF/0110USD04.32	0000008005	USD		3,000,000	3,000,000	09-Jul-2007	26-Jan-2010

BOND/SELL USD/IBRD/GDIF/0710USD05.15	0000008113	USD		10,000,000	10,000,000	25-Jul-2007	26-Jul-2010

BOND/SELL USD/IBRD/GDIF/0710USD05.11	0000008114	USD		10,000,000	10,000,000	26-Jul-2007	26-Jul-2010

BOND/SELL USD/IBRD/GDIF/0809USD04.08	0000008102	USD		6,000,000	6,000,000	02-Aug-2007	25-Aug-2009

BOND/SELL USD/IBRD/GDIF/0822USDSTR	0000008139	USD		10,000,000	10,000,000	06-Aug-2007	06-Aug-2022

BOND/SELL USD/IBRD/GDIF/0822USDSTR01	0000008177	USD		10,000,000	10,000,000	22-Aug-2007	22-Aug-2022

BOND/SELL USD/IBRD/GDIF/0310USD03.90	0000008172	USD		5,000,000	5,000,000	29-Aug-2007	25-Mar-2010

BOND/SELL USD/IBRD/GDIF/0910USD03.88	0000008213	USD		20,000,000	20,000,000	04-Sep-2007	02-Sep-2010

BOND/SELL USD/IBRD/GDIF/0909USD03.42	0000008207	USD		8,000,000	8,000,000	12-Sep-2007	25-Sep-2009

BOND/SELL USD/IBRD/GDIF/0922USDSTR01	0000008264	USD		10,000,000	10,000,000	26-Sep-2007	26-Sep-2022
Total By Currency					116,500,000

South African Rand

BOND/SELL ZAR/IBRD/GDIF/0210ZAR08.52	0000007997	ZAR		80,000,000	11,464,767	05-Jul-2007	10-Feb-2010

BOND/SELL ZAR/IBRD/GDIF/0610ZARFRN	0000008059	ZAR		120,000,000	17,208,989	06-Jul-2007	22-Jun-2010

BOND/SELL ZAR/IBRD/GDIF/0810ZAR08.82	0000008046	ZAR		180,000,000	25,847,401	17-Jul-2007	10-Aug-2010

BOND/SELL ZAR/IBRD/GDIF/0211ZAR09.06	0000008080	ZAR		110,000,000	16,084,693	25-Jul-2007	10-Feb-2011

BOND/SELL ZAR/IBRD/GDIF/0211ZAR09.00	0000008112	ZAR		110,000,000	15,477,263	02-Aug-2007	10-Feb-2011

BOND/SELL ZAR/IBRD/GDIF/0810ZAR09.75	0000008131	ZAR		2,000,000,000	281,404,780	02-Aug-2007	02-Aug-2010

BOND/SELL ZAR/IBRD/GDIF/0211ZAR09.00A	0000008136	ZAR		95,000,000	13,221,990	15-Aug-2007	10-Feb-2011

BOND/SELL ZAR/IBRD/GDIF/0212ZAR09.24	0000008167	ZAR		60,000,000	8,254,230	28-Aug-2007	10-Feb-2012

BOND/SELL ZAR/IBRD/GDIF/0210ZAR09.78	0000008178	ZAR		45,000,000	6,190,673	28-Aug-2007	25-Feb-2010

BOND/SELL ZAR/IBRD/GDIF/0809ZAR09.21	0000008204	ZAR		400,000,000	55,293,680	30-Aug-2007	20-Aug-2009

BOND/SELL ZAR/IBRD/GDIF/0910ZAR09.54	0000008182	ZAR		100,000,000	14,046,917	04-Sep-2007	10-Sep-2010

BOND/SELL ZAR/IBRD/GDIF/0811ZAR09.12	0000008188	ZAR		90,000,000	12,642,225	04-Sep-2007	10-Aug-2011

BOND/SELL ZAR/IBRD/GDIF/0610ZARFRN	0000008224	ZAR		80,000,000	11,237,534	04-Sep-2007	22-Jun-2010

5

Borrowing Type / Description	Trade ID	Currency	External ID	Currency Amount	USD Equivalent	Settlement Date	Maturity Date

BOND/SELL ZAR/IBRD/GDIF/0811ZAR09.12A	0000008206	ZAR		50,000,000	6,910,898	10-Sep-2007	10-Aug-2011

BOND/SELL ZAR/IBRD/GDIF/0509ZAR10.00	0000008228	ZAR		400,000,000	55,347,236	12-Sep-2007	12-May-2009

BOND/SELL ZAR/IBRD/GDIF/0811ZAR09.12B	0000008211	ZAR		95,000,000	13,188,949	18-Sep-2007	10-Aug-2011

BOND/SELL ZAR/IBRD/GDIF/0909ZAR09.48	0000008227	ZAR		50,000,000	7,125,552	27-Sep-2007	10-Sep-2009

BOND/SELL ZAR/IBRD/GDIF/0909ZAR09.21	0000008246	ZAR		220,000,000	31,352,429	27-Sep-2007	17-Sep-2009
Total By Currency					602,300,204

Total					2,715,788,120

MTBOZ

Mexican Peso

BOND/SELL MXN/IBRD/GDIF/0922MXN00.00	0000008238	MXN		750,000,000	67,376,364	19-Sep-2007	19-Sep-2022
Total By Currency					67,376,364

United States Dollar

BOND/SELL USD/IBRD/GDIF/0610USD00.00A	0000008101	USD		14,300,000	14,300,000	09-Jul-2007	25-Jun-2010

BOND/SELL USD/IBRD/GDIF/0318USD00.00	0000008041	USD		4,000,000	4,000,000	10-Jul-2007	15-Mar-2018

BOND/SELL USD/IBRD/GDIF/0737USDSTR	0000008109	USD		220,190,000	220,190,000	19-Jul-2007	19-Jul-2037

BOND/SELL USD/IBRD/GDIF/0317USD00.00A	0000008210	USD		4,000,000	4,000,000	11-Sep-2007	15-Mar-2017
Total By Currency					242,490,000

Total					309,866,364

Maturing Borrowings

GLDDP

Gold

BOND/SELL XAU/IBRD/CB/0707XAUSTR01	0000005850	XAU		64,000	42,700,801	22-Jul-2002	20-Jul-2007

BOND/SELL XAU/IBRD/CB/0807XAU01.31	0000005886	XAU		160,000	107,440,000	12-Aug-2002	10-Aug-2007

BOND/SELL XAU/IBRD/CB/0907XAU01.31	0000005953	XAU		128,000	93,228,797	24-Sep-2002	24-Sep-2007
Total By Currency					243,369,598

Total					243,369,598

MTBOC

Australian Dollar

BOND/SELL AUD/IBRD/GDIF/0907AUD04.87	0000005925	AUD		101,000,000	84,718,800	18-Sep-2002	18-Sep-2007

BOND/SELL AUD/IBRD/GDIF/0707AUD04.05	0000006399	AUD		16,000,000	13,701,600	01-Jul-2003	10-Jul-2007

BOND/SELL AUD/IBRD/0707AUD03.95	0000006433	AUD		85,000,000	73,724,750	17-Jul-2003	17-Jul-2007

BOND/SELL AUD/IBRD/GDIF/0707AUD05.09	0000006774	AUD		70,000,000	60,714,500	14-Jul-2004	17-Jul-2007

BOND/SELL AUD/IBRD/GDIF/0707AUD05.08	0000006792	AUD		13,000,000	11,428,950	22-Jul-2004	23-Jul-2007

BOND/SELL AUD/IBRD/GDIF/0807AUD05.14	0000006814	AUD		110,000,000	92,752,000	10-Aug-2004	14-Aug-2007

BOND/SELL AUD/IBRD/GDIF/0807AUD04.96	0000006799	AUD		70,000,000	59,899,000	12-Aug-2004	13-Aug-2007

BOND/SELL AUD/IBRD/GDIF/0807AUD05.086	0000006819	AUD		44,000,000	36,115,200	26-Aug-2004	28-Aug-2007

BOND/SELL AUD/IBRD/GDIF/0907AUD04.90	0000006828	AUD		107,000,000	89,751,600	16-Sep-2004	18-Sep-2007

BOND/SELL AUD/IBRD/GDIF/0707AUD04.45	0000007136	AUD		576,000,000	492,825,600	05-Jul-2005	05-Jul-2007

BOND/SELL AUD/IBRD/GDIF/0810AUD04.52	0000007193	AUD		7,000,000	5,745,600	25-Aug-2005	28-Aug-2007

BOND/SELL AUD/IBRD/GDIF/0807AUD04.60	0000007200	AUD		13,000,000	10,670,400	30-Aug-2005	28-Aug-2007
Total By Currency					1,032,048,000

Canadian Dollar

BOND/SELL CAD/IBRD/GDIF/0707CAD03.10	0000006398	CAD		40,000,000	38,235,435	26-Jun-2003	10-Jul-2007
Total By Currency					38,235,435

Euro Currency

BOND/SELL EUR/IBRD/GMTN/0707ITL06.50E	0000000292	EUR	ITL0602GMT01	516,456,899	708,527,220	30-Jul-1997	30-Jul-2007

BOND/SELL EUR/IBRD/MLT/0907LUF05.50E	0000000370	EUR	LUF0012MLT01	49,578,705	68,832,595	17-Sep-1997	17-Sep-2007

6

Borrowing Type / Description	Trade ID	Currency	External ID	Currency Amount	USD Equivalent	Settlement Date	Maturity Date

BOND/SELL EUR/IBRD/GDIF/0907EUR03.43	0000005926	EUR		10,000,000	13,879,000	18-Sep-2002	18-Sep-2007

BOND/SELL EUR/IBRD/GDIF/0907EUR3.53	0000005900	EUR		53,000,000	73,534,850	19-Sep-2002	19-Sep-2007

BOND/SELL EUR/IBRD/GDIF/0810EURSTR	0000007101	EUR		600,000	820,110	01-Aug-2005	01-Aug-2007

BOND/SELL EUR/IBRD/GDIF/0311EURSTR	0000007375	EUR		240,000	336,756	23-Mar-2006	24-Sep-2007
Total By Currency					865,930,531

Pound Sterling

BOND/SELL GBP/IBRD/MLT/0707GBP09.251	0000000162	GBP	GBP0020MLT01	200,000,000	409,830,000	20-Jul-1987	20-Jul-2007

BOND/SELL GBP/IBRD/MLT/0707GBP09.252	0000000163	GBP	GBP0021MLT01	150,000,000	307,372,500	01-Dec-1987	20-Jul-2007

BOND/SELL GBP/IBRD/GMTN/0707GBP07.13	0000000175	GBP	GBP0607GMT01	300,000,000	614,520,000	30-Jul-1997	30-Jul-2007

BOND/SELL GBP/IBRD/GMTN/0707GBP07.13	0000001020	GBP	GBP0607GDI02	150,000,000	307,260,000	22-Sep-1998	30-Jul-2007

BOND/SELL GBP/IBRD/GMTN/0707GBP07.13	0000001022	GBP	GBP0607GDI03	50,000,000	102,420,000	22-Sep-1998	30-Jul-2007

BOND/SELL GBP/IBRD/GMTN/0707GBP07.13	0000001037	GBP	GBP0607GDI04	75,000,000	153,630,000	22-Oct-1998	30-Jul-2007

BOND/SELL GBP/IBRD/GMTN/0707GBP07.13	0000004715	GBP		100,000,000	204,840,000	16-Aug-2000	30-Jul-2007
Total By Currency					2,099,872,500

New Zealand Dollar

BOND/SELL NZD/IBRD/GDIF/0807NZD05.24	0000006525	NZD		185,000,000	132,219,500	28-Aug-2003	28-Aug-2007

BOND/SELL NZD/IBRD/GDIF/0807NZD05.45	0000007161	NZD		636,000,000	483,582,600	01-Aug-2005	01-Aug-2007

BOND/SELL NZD/IBRD/GDIF/0807NZD05.54	0000007175	NZD		8,000,000	5,914,400	15-Aug-2005	15-Aug-2007

BOND/SELL NZD/IBRD/GDIF/0907NZD05.52	0000007206	NZD		531,000,000	376,505,550	01-Sep-2005	04-Sep-2007

BOND/SELL NZD/IBRD/GDIF/0907NZD05.57	0000007204	NZD		12,000,000	8,316,600	07-Sep-2005	07-Sep-2007
Total By Currency					1,006,538,650

Turkish Lira

BOND/SELL TRY/IBRD/GDIF/0807TRY12.00	0000007397	TRY		50,000,000	37,160,907	21-Feb-2006	22-Aug-2007
Total By Currency					37,160,907

United States Dollar

BOND/SELL USD/IBRD/GDIF/0807USDSTR02	0000005853	USD		50,000,000	50,000,000	06-Aug-2002	06-Aug-2007

BOND/SELL USD/IBRD/GDIF/0907USD03.00	0000005924	USD		10,000,000	10,000,000	18-Sep-2002	18-Sep-2007

BOND/SELL USD/IBRD/GDIF/0807USD02.68	0000006798	USD		21,000,000	21,000,000	29-Jul-2004	01-Aug-2007

BOND/SELL USD/IBRD/GDIF/0907USD02.44	0000006830	USD		37,000,000	37,000,000	13-Sep-2004	13-Sep-2007

BOND/SELL USD/IBRD/GDIF/0907USDSTR	0000006829	USD		50,000,000	50,000,000	14-Sep-2004	14-Sep-2007

BOND/SELL USD/IBRD/GDIF/0907USD03.00A	0000006992	USD		50,000,000	50,000,000	16-Mar-2005	19-Sep-2007

BOND/SELL USD/IBRD/GDIF/0807USD03.36	0000007198	USD		20,000,000	20,000,000	30-Aug-2005	28-Aug-2007

BOND/SELL USD/IBRD/GDIF/0907USD03.83	0000007237	USD		10,000,000	10,000,000	20-Sep-2005	20-Sep-2007

BOND/SELL USD/IBRD/GDIF/0907USD03.25	0000007226	USD		20,000,000	20,000,000	21-Sep-2005	20-Sep-2007

BOND/SELL USD/IBRD/GDIF/0707USDFLT	0000007333	USD		206,240,000	206,240,000	05-Dec-2005	16-Jul-2007
Total By Currency					474,240,000

Total					5,554,026,022

MTBOZ

New Zealand Dollar

BOND/SELL NZD/IBRD/GMTN/0807NZD00.002	0000000400	NZD	NZD0611GMT01	600,000,000	407,340,000	20-Aug-1997	20-Aug-2007

BOND/SELL NZD/IBRD/GDIF/0807NZD00.001	0000000399	NZD	NZD0611GDI02	400,000,000	271,560,000	26-Feb-1998	20-Aug-2007
Total By Currency					678,900,000

United States Dollar

BOND/SELL USD/IBRD/MLT/0807USD00.002	0000000479	USD	USD0189MLT23	18,000,000	18,000,000	06-Mar-1985	15-Aug-2007

BOND/SELL USD/IBRD/COLTS/0807USD00.001	0000000515	USD	USD0213COL01	2,500,000	2,500,000	09-Feb-1988	16-Aug-2007
Total By Currency					20,500,000

Total					699,400,000

7

Borrowing Type / Description	Trade ID	Currency	External ID	Currency Amount	USD Equivalent	Settlement Date	Maturity Date

Early Retirement

MTBOC

Japanese Yen

BOND/BUY JPY/IBRD/GDIF/0735JPYSTR02	0000008071	JPY		3,000,000,000	24,303,305	11-Jul-2007	11-Jul-2035

BOND/BUY JPY/IBRD/GDIF/0726JPYSTR01	0000008034	JPY		1,500,000,000	12,256,905	17-Jul-2007	16-Jul-2026

BOND/BUY JPY/IBRD/GDIF/0134JPYSTR05	0000008035	JPY		1,100,000,000	8,988,397	17-Jul-2007	12-Jan-2034

BOND/BUY JPY/IBRD/GDIF/0731JPYSTR03	0000008036	JPY		1,000,000,000	8,220,980	18-Jul-2007	18-Jul-2031

BOND/BUY JPY/IBRD/GDIF/0726JPYSTR	0000008050	JPY		1,000,000,000	8,195,043	23-Jul-2007	23-Jul-2026

BOND/BUY JPY/IBRD/GDIF/0722JPYSTR02	0000008052	JPY		1,300,000,000	10,653,555	23-Jul-2007	22-Jul-2022

BOND/BUY JPY/IBRD/GDIF/0731JPYSTR01	0000008055	JPY		1,000,000,000	8,195,043	23-Jul-2007	23-Jul-2031

BOND/BUY JPY/IBRD/GDIF/0733JPYSTR05	0000008056	JPY		1,300,000,000	10,625,690	24-Jul-2007	21-Jul-2033

BOND/BUY JPY/IBRD/GDIF/0735JPYSTR08	0000008117	JPY		5,500,000,000	45,362,695	25-Jul-2007	25-Jul-2035

BOND/BUY JPY/IBRD/GDIF/0726JPYSTR04	0000008069	JPY		1,000,000,000	8,278,488	26-Jul-2007	26-Jul-2026

BOND/BUY JPY/IBRD/GDIF/0735JPYSTR14	0000008078	JPY		1,000,000,000	8,303,234	27-Jul-2007	27-Jul-2035

BOND/BUY JPY/IBRD/GDIF/0722JPYSTR03	0000008082	JPY		1,500,000,000	12,469,864	30-Jul-2007	30-Jul-2022

BOND/BUY JPY/IBRD/GDIF/0731JPYSTR	0000008083	JPY		1,000,000,000	8,313,243	30-Jul-2007	30-Jul-2031

BOND/BUY JPY/IBRD/GDIF/0835JPYSTR05	0000008138	JPY		500,000,000	4,284,490	17-Aug-2007	17-Aug-2035

BOND/BUY JPY/IBRD/GDIF/0835JPYSTR01	0000008173	JPY		5,000,000,000	42,844,901	17-Aug-2007	17-Aug-2035

BOND/BUY JPY/IBRD/GDIF/0835JPYSTR06	0000008195	JPY		2,400,000,000	20,857,776	24-Aug-2007	24-Aug-2035

BOND/BUY JPY/IBRD/GDIF/0936JPYSTR	0000008196	JPY		1,000,000,000	8,623,663	05-Sep-2007	05-Sep-2036

BOND/BUY JPY/IBRD/GDIF/0935JPYSTR	0000008212	JPY		5,250,000,000	45,488,021	06-Sep-2007	06-Sep-2035

BOND/BUY JPY/IBRD/GDIF/0922JPYSTR01	0000008205	JPY		1,900,000,000	16,529,645	18-Sep-2007	17-Sep-2022

BOND/BUY JPY/IBRD/GDIF/0933JPYSTR02	0000008231	JPY		1,000,000,000	8,699,813	18-Sep-2007	16-Sep-2033

BOND/BUY JPY/IBRD/GDIF/0320JPYSTR12	0000008260	JPY	BUYBACK	2,300,000,000	20,013,052	26-Sep-2007	31-Mar-2020

BOND/BUY JPY/IBRD/GDIF/0935JPYSTR04	0000008254	JPY		1,500,000,000	13,109,023	27-Sep-2007	27-Sep-2035
Total By Currency					354,616,828

Mexican Peso

BOND/BUY MXN/IBRD/GDIF/0509MXN07.20	0000008217	MXN	BUYBACK	120,000,000	10,872,372	06-Sep-2007	22-May-2009
Total By Currency	10,872,372				10,872,372

Polish Zloty

BOND/BUY PLN/IBRD/GDIF/0310PLN04.00	0000008225	PLN	BUYBACK	170,000,000	62,446,048	14-Sep-2007	16-Mar-2010
Total By Currency	62,446,048				62,446,048

United States Dollar

BOND/BUY USD/IBRD/GDIF/0814USDSTR	0000008156	USD	BUYBACK	10,000,000	10,000,000	08-Aug-2007	04-Aug-2014

BOND/BUY USD/IBRD/0909USDSTR01	0000008221	USD		50,000,000	50,000,000	18-Sep-2007	18-Sep-2009
Total By Currency	60,000,000				60,000,000

Total					487,935,248

User :	WB308153	Database : :	REPP	10/11/2007	06:05: PM

8